Mail Stop 3561

May 30, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Earl J. Hesterberg
President and Chief Executive Officer
Group 1 Automotive, Inc.
950 Echo Lane, Suite 100
Houston, Texas 77024

  Re: Group 1 Automotive, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Filed February 27, 2007
     File No. 1-13461

Dear Mr. Hesterberg:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Michael Moran
        Accounting Branch Chief